SECOND QUARTER REPORT 2003

VITRAN

Accelerating Forward

Vitran Corporation is a North American provider of freight services and distribution solutions to a wide variety of companies and industries. Vitran offers less-than-truckload (LTL) service throughout Canada and the United States utilizing its own infrastructure and exclusive partners. Vitran Logistics provides special distribution solutions that range from inventory consolidation to responsibility for the complete distribution function as well as highway and rail brokerage. Vitran also provides premium same-day and next-day Truckload (TL) services in the U.S. Midwest.

These services are provided by 2,700 employees and associates located at more than 100 facilities and offices in the United States and Canada. Vitran uses 5,600 pieces of equipment, including tractors, trailers, and containers, operated by 1,500 drivers and independent contractors.

IN SUMMARY, WE PROVIDE THE FOLLOWING SERVICES

•	Less-than-truckload (LTL)
•	Logistics including Brokerage
•	Truckload (TL)

REPORT TO SHAREHOLDERS

Management Discussion and Analysis

This report contains forward-looking information with respect to Vitran Corporation Inc.’s (“Vitran”) operations and future financial results. Actual results may differ from expected results for a variety of reasons including factors discussed in the Company’s Management Discussion and Analysis section of Vitran’s 2002 Annual Report.

This interim Management Discussion and Analysis (“MD&A”) should be read in conjunction with the Company’s June 30, 2003 second quarter financial statements and the 2002 Annual MD&A document that forms part of the Vitran 2002 Annual Report.

President’s Comment

Once again I am pleased to report another positive quarter for Vitran. Earnings continue to exceed the prior year results, marking the seventh consecutive quarterly improvement. The LTL segment posted another strong quarter, surpassing prior year results despite the negative impact of the dramatic change in foreign exchange rates. The Logistics and Truckload segments, although behind the prior year results, reported positive earnings momentum compared to the first quarter of 2003.

Overview

The consolidated results for the three-month and six-month periods ended June 30, 2003 reflect improved results for Vitran compared to the prior year periods. Earnings per share basic were $0.40 and $0.62 compared to earnings per share basic of $0.30 and $0.39 for the three-month and six-month comparable periods respectively. Strong performance from the LTL segment and a reduction in the consolidated interest expense contributed significantly to the rise in earnings per share.

Consistent with the first quarter of 2003, the current quarter’s results include the impact of a significantly stronger Canadian dollar versus the American dollar. Average exchange rates were 1.38 and 1.44 for the 2003 three-month and six-month periods versus 1.54 and 1.57 for the same periods a year ago. Since over two thirds of Vitran’s operations are U.S. based, this had a significant negative impact on results that are reported in Canadian dollars. The stronger Canadian dollar also negatively impacted U.S. dollar denominated revenue billed by Canadian subsidiaries, together with the related U.S. dollar accounts receivable and cash.

Consolidated Results

Revenue for the three-month period ended June 30, 2003 was $116.4 million, compared to $121.6 million for the same period in 2002. For the quarter the consolidated revenue was reduced by $9.0 million or 7.4% due to a stronger Canadian dollar. Revenue for the six-month period was $231.8 million, compared to $235.8 million for the same period a year ago. Consolidated revenues for the six-month period were supported by the 1.9% improvement in the LTL segment, offset by declines in the Logistics and Truckload segments. Overall, the Company’s revenues for the six-month period were reduced by $13.4 million or 5.7% due to a stronger Canadian dollar.

REPORT TO SHAREHOLDERS

Gross profit for the three-month period decreased to $18.7 million compared to $20.9 million for the same quarter in 2002. For the six-month period gross profit declined to $34.1 million compared to $38.8 million in the same six-month period in 2002. The stronger Canadian dollar had the effect of reducing gross profit by $1.8 million and $2.4 million for the three-month and six-month periods respectively. Increased insurance expenses, healthcare and workers compensation costs continue to burden the Company’s gross margin. These cost increases were however offset in the current quarter by improved revenue yield.

Selling, general and administrative (“SG&A”) expenses for the quarter were down $2.2 million to $11.1 million, or 9.6% of revenue, compared to 11.0% of revenue in the same quarter of 2002. For the six-month period ended June 30, 2003, SG&A expenses were $21.5 million compared to $26.6 million for the same period in 2002. The 2002 six-month results include the one-time special retirement bonus of $0.8 million for the former President and Chief Executive Officer. The stronger Canadian dollar contributed to a decline in S.G.&A. of $0.7 million and $0.8 million for the three- and six-month periods respectively.

Income from operations before depreciation (“EBITD”) expense was $7.5 million for the second quarter of 2003 compared to $7.6 million for the same quarter of 2002. The stronger Canadian dollar had the effect of reducing EBITD by $1.1 million for the current quarter compared to the 2002 second quarter. Depreciation expense for the three-month period was $1.9 million compared to $2.0 million for the same period a year ago. Notwithstanding the negative impact of a stronger Canadian dollar on the Company’s income from operations, the consolidated operating ratio for the second quarter improved to 95.2% compared 95.4% for the prior year quarter. For the six-month period ended June 30, 2003 the consolidated operating ratio was 96.2% compared to 96.6% for the same period in 2002.

Interest expense net of interest income for the second quarter and six-month period ending June 30, 2003 was $0.5 million and $1.2 million compared to $1.4 million and $2.8 million for the same periods ending June 30, 2002. The decline is attributable to a reduction in outstanding debt, and reduced spreads on borrowings as a result of improved results. As well, the Company’s 8.95% fixed interest rate swap expired on January 26, 2003 and was not renewed.

Improved profitability resulted in income taxes for the quarter of $1.2 million compared to $1.1 million a year ago. For the six-month period income taxes were $1.6 million compared to $1.0 for the same period a year ago.

Net income for the second quarter of 2003 was $3.8 million or $0.40 per share basic ($0.38 per share diluted), 33% higher than the $0.30 per share basic and diluted posted in the same quarter of 2002. For the six-month period ending June 30, 2003 net income was $5.9 million or $0.62 per share basic ($0.59 per share diluted) compared to $3.8 million or $0.39 per share basic and diluted for the period ended June 30, 2002. Per share basic results are based on 9,533,202 and 9,773,705 weighted average shares outstanding during the 2003 and 2002 six-month periods. Per share diluted results are based on 9,934,518 and 9,773,705 weighted average shares outstanding during the comparative six-month periods.

Segmented Results

Less-than-truckload (LTL)

The LTL segment reported revenue of $94.7 million versus $95.6 million for the

REPORT TO SHAREHOLDERS

comparable three-month periods. Income from operations was $5.9 million for the 2003 second quarter compared to $5.8 million for second quarter of 2002. Revenue and income from operations for the quarter were both adversely affected by the stronger Canadian dollar that accounted for a $10.5 million and a $0.9 million decline respectively. For the six-month period ended June 30, 2003 revenue was $189.0 million compared to $185.5 million in the year ago six-month period. Income from operations for the 2003 six-month period grew to $9.7 million compared to $9.3 million in 2002. The stronger Canadian dollar reduced revenue by $10.3 million and income from operations by $0.9 million.

The Canadian LTL unit exceeded the prior year second quarter results increasing revenue by 9.5%. This unit continues to make impressive market share gains, including cross-border revenue that grew by 24.6% over the prior year quarter. For the quarter the Canadian LTL unit increased total shipments 6.9%, improved tonnage 6.6% and revenue per hundredweight, excluding the impact of fuel surcharge, increased 1.0%.

Revenue at the U.S. LTL unit for the three-month period ended June 30, 2003 increased 3.4%, measured in U.S. dollars, compared to the same quarter in 2002. The unit continues to focus on efficiency and consolidated redundant terminals, including reconfiguring its terminal network to reduce linehaul costs while maximizing service levels. For the second quarter of 2003, compared to the same period of 2002, the US LTL unit increased total shipments 2.4%, grew tonnage 0.3% and improved revenue per hundredweight, excluding fuel surcharge, by 1.3%.

Logistics

For the second quarter, revenue at the Logistics segment was down 19.0% to $9.9 million compared to the 2002 second quarter. The Freight Brokerage unit posted significant declines due to the program that was implemented in the third quarter of 2002 to eliminate customers providing inadequate profitability. Supply chain activity recorded a 7.2% increase in revenue, reflecting increased occupancy at its new 80,000 square foot distribution centre that was opened in the first quarter. A new five-year, multi-million dollar agreement to seamlessly manage the supply chain of a major Canadian shoe retailer is scheduled to come on-line in the third quarter.

Truckload

Revenue for the Truckload segment, excluding the impact of foreign exchange, was down 5.4% for the comparable quarters due to a very competitive Midwestern U.S. operating environment. As well, volume at a number of major customers is significantly lower as they cope with a sub-standard economy. Income from operations was down $0.3 million compared to the prior year second quarter, but the segment posted its second quarterly improvement surpassing the first quarter’s results by $0.2 million.

Liquidity and Capital Resources

Cash flow from operations for the six-month period before non-cash working capital changes generated $9.5 million compared to $7.9 million in the prior year period and $5.8 million for the quarter compared to a $5.0 million in the prior year quarter. Non-cash working capital consumed $1.2 million in the current quarter versus a contribution of $1.9 million in the second quarter of 2002.

The assets and liabilities denominated in foreign currency of self-sustaining foreign operations are translated in Canadian dollars at exchange rates in effect

REPORT TO SHAREHOLDERS

at the balance sheet date. The original investment and subsequent earnings of these foreign operations are translated into Canadian dollars at the rate of exchange on the date of the transaction. The resulting translation gains and losses are accumulated in a separate component of shareholders equity, i.e. the Cumulative Translation Adjustment Account. Certain of the Company’s foreign currency denominated debt act as a hedge to the foreign currency exposure generated by the self-sustaining foreign operations. As such, the translation gains or losses related to the debt are also accumulated in the cumulative translation adjustment account. As a result of the significant strengthening of the Canadian dollar during 2003, this cumulative translation adjustment account has moved from an unrealized loss of $37,000 at December 31, 2002 to an unrealized loss of $8.3 million at June 30, 2003.

Interest bearing debt, net of cash on hand of $6.3 million, decreased by 15.2% to $39.5 million at June 30, 2003 compared to $46.6 million at December 31, 2002. Interest bearing debt, net of cash on hand as a percentage of total capital, was 33.3% at the end of 2003 second quarter compared to 36.2% at December 31, 2002. During the first half of 2003 the Company repaid $4.9 million of long-term debt. The balance of the reduction reflects the impact of the stronger Canadian dollar.

Capital expenditures for the second quarter amounted to $0.4 million compared to $3.3 million in the same period in 2002. The Company primarily invested in trailing fleet and computer equipment during the quarter. The Company repurchased Class A voting shares under its normal course issuer bid of $0.5 million and $0.9 million during the quarter and six-month period respectively. This represented 52,000 shares and 107,000 shares respectively.

Management expects that the existing working capital, together with available revolving credit facilities, will be sufficient to fund the operating capital and principal debt requirements of the company.

Outlook

Although operating conditions remain very demanding, the Company continues to exceed prior year results. The trend of improving results will continue to depend on persistent focus on cost controls and efficiency, as well as the added benefit of a low interest rate environment.

/s/ Rick E. Gaetz

Rick E. Gaetz
President and
Chief Executive Officer

Information in this news announcement relating to projected growth, improvements in productivity and future results constitutes forward-looking statements. Actual results in future periods may differ materially from the forward-looking statements because of a number of risks and uncertainties, including but not limited to economic factors, demand for the Company’s services, fuel price fluctuations, the availability of employee drivers and independent contractors, risks associated with geographic expansion, capital requirements, claims exposure and insurance costs, competition and environmental hazards. Additional information about these and other factors that could affect the Company’s business is set forth in the Company’s 2002 Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
(Unaudited)
(In thousands of Canadian dollars except for per share amounts)

	Three	Three	Six	Six
	months	months	months	months
	ended	ended	ended	ended
	June 30	June 30	June 30	June 30
	2003	2002	2003	2002

Revenue	$116,373	$121,576	$231,836	$235,822
Operating expenses	97,715	100,636	197,711	196,998

Gross profit	18,658	20,940	34,125	38,824
Selling, general and administrative expenses	11,139	13,338	21,480	26,551

Income from operations before depreciation	7,519	7,602	12,645	12,273
Depreciation expense	1,887	2,005	3,927	4,195

	5,632	5,597	8,718	8,078
Interest expense, net	(489)	(1,418)	(1,169)	(2,848)
Loss on sale of fixed assets	(189)	(135)	(130)	(424)

	(678)	(1,553)	(1,299)	(3,272)
Income from operations before income taxes	4,954	4,044	7,419	4,806
Income taxes	1,186	1,136	1,555	1,005

Net income	$3,768	$2,908	$5,864	$3,801

Retained earnings, beginning of period	$46,371	$35,301	$44,528	$39,204
Cost of repurchase of Class A shares in excess of book value	(251)	(418)	(504)	(418)
Effect of adoption of new goodwill accounting standard (note 2)	—	—	—	(4,796)

Retained earnings, end of period	$49,888	$37,791	$49,888	$37,791

Income per share:
Basic	$0.40	$0.30	$0.62	$0.39
Diluted	$0.38	$0.30	$0.59	$0.39
Weighted average number of shares:
Basic	9,511,133	9,742,623	9,533,202	9,773,705
Potential exercise of options	399,761	—	401,316	—
Diluted	9,910,894	9,742,623	9,934,518	9,773,705

See accompanying notes to consolidated financial statements

CONSOLIDATED BALANCE SHEETS

(Unaudited)
(In thousands of Canadian dollars)

	As at

	June 30, 2003	Dec. 31, 2002

Assets
Current Assets:
Cash	$6,282	$12,624
Accounts receivable	49,488	46,748
Inventory, deposits and prepaid expenses	6,927	9,774

	62,697	69,146
Fixed assets	43,176	48,570
Future income taxes	642	236
Goodwill (note 2)	60,170	69,208

	$166,685	$187,160

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable and accrued liabilities	$38,831	$43,091
Income and other taxes payable	3,060	2,747
Current portion of long-term debt	14,908	11,052

	56,799	56,890
Long-term debt	30,854	48,124
Shareholders’ equity:
Capital stock	37,460	37,655
Retained earnings	49,888	44,528
Cumulative translation adjustment	(8,316)	(37)

	79,032	82,146

	$166,685	$187,160

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)
(In thousands of Canadian dollars)

	Three	Three	Six	Six
	months	months	months	months
	ended	ended	ended	ended
	June 30	June 30	June 30	June 30
	2003	2002	2003	2002

Cash provided by (used in):
Operations:
Net income	$3,768	$2,908	$5,864	$3,801
Items not involving cash from operations:
Depreciation and amortization	1,887	2,005	3,927	4,195
Future income taxes	(51)	(73)	(406)	(538)
Loss on sale of fixed assets	189	135	130	424

	5,793	4,975	9,515	7,882
Change in non-cash working capital components	(1,265)	1,909	(3,840)	274

	4,528	6,884	5,675	8,156
Investments:
Purchase of fixed assets	(428)	(3,258)	(2,346)	(3,566)
Proceeds on sale of fixed assets	168	121	421	698
Proceeds on sale of discontinued business	—	—	—	2,685

	(260)	(3,137)	(1,925)	(183)
Financing:
Change in revolving credit facility	—	186	—	(1,846)
Repayment of long-term debt	(3,250)	(8,710)	(4,921)	(12,779)
Issue of Class A voting shares	105	51	227	51
Repurchase of Class A voting shares	(460)	(940)	(926)	(1,292)

	(3,605)	(9,413)	(5,620)	(15,866)
Effect of translation adjustment on cash	(2,458)	(1,419)	(4,472)	(1,504)

Decrease in cash position	(1,795)	(7,085)	(6,342)	(9,397)
Cash position, beginning of period	8,077	10,567	12,624	12,879

Cash position, end of period	$6,282	$3,482	$6,282	$3,482

Change in non-cash working capital components:
Accounts receivable	$2,448	$(384)	$(2,740)	$(3,618)
Inventory, deposits and prepaid expenses	1,665	1,275	2,847	(136)
Income and other taxes recoverable/payable	414	308	313	(738)
Accounts payable and accrued liabilities	(5,792)	710	(4,260)	4,766

	$(1,265)	$1,909	$(3,840)	$274

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)
(In thousands of Canadian dollars except for per share amounts)

1     Accounting Polices

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as the most recent annual consolidated financial statements. The interim consolidated financial statements do not contain all the disclosures required by Canadian generally accepted accounting principles and should be read in conjunction with the Company’s annual consolidated financial statement included in the 2002 Annual Report.

2     Goodwill

Goodwill represents the excess of acquisition cost over the fair value of net assets of businesses acquired. Prior to January 1, 2002, goodwill was amortized over 40 years on a straight-line basis.

Effective January 1, 2002, the Corporation adopted the Canadian Institute of Chartered Accountants (“CICA”) new accounting standard for goodwill and other intangible assets. The Corporation no longer amortizes goodwill but annually compares the fair value of its reporting units to the carrying value to determine if an impairment loss has occurred.

As at June 30, 2002, the Corporation completed its initial goodwill impairment test and concluded that an impairment existed. As at September 30, 2002 the amount of charge was quantified and recognized as a change in accounting policy and charged to opening retained earnings as of January 1, 2002. Charges of $1.3 million and $3.5 million, respectively, were recorded in the Freight Brokerage and the Truckload reporting units to adjust the carrying value of goodwill for each reporting unit to its implied fair value. Such amount has been reflected as a direct charge to retained earnings effective January 1, 2002 without restatement of prior period figures.

3     Stock Option Plan

Under the Corporation’s stock option plan, options to purchase Class A voting shares of the Corporation may be granted to key employees, officers and directors of the Corporation and its affiliates by the Board of Directors or by the Corporation’s Compensation Committee. There are 1,240,300 options authorized under the plan. The term of each option is 10 years and the vesting period is generally five years. The exercise price for options is the trading price of the Class A voting shares of the Corporation on The Toronto Stock Exchange on the day of the grant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table outlines the impact if the compensation cost for the Corporation’s stock options was determined under the fair-value based method. The Corporation has applied the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002. The pro forma effect of awards granted prior to January 1, 2002 has not been included.

	Three	Three	Six	Six
	months	months	months	months
	ended	ended	ended	ended
	June 30	June 30	June 30	June 30
	2003	2002	2003	2002

Options granted	nil	nil	nil	175,000
Net income, as reported	$3,768	$2,908	$5,864	$3,801
Pro forma net income	$3,755	$2,895	$5,838	$3,775
Pro forma basic income per share	$0.39	$0.30	$0.61	$0.39
Pro forma diluted income per share	$0.38	$0.30	$0.59	$0.39

4     Comparative Figures

Certain of the 2002 figures presented for comparative purposes have been reclassified to conform with the presentation adopted for 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5     Segmented Information

	Less-than-				Corporate	Consolidated
Six months ended June 30, 2003	truckload	Logistics	Truckload	Total	office & other	totals

Revenue	$188,959	$19,330	$23,547	$231,836	$—	$231,836
Operating, selling, general & administrative expenses	175,878	18,805	22,745	217,428	1,763	219,191
Depreciation	3,373	155	362	3,890	37	3,927

Income (loss) from operations	$9,708	$370	$440	$10,518	$(1,800)	8,718
Interest expense, net						(1,169)
Loss on sale of fixed assets						(130)
Income taxes						1,555

Net income						$5,864

	Less-than-				Corporate	Consolidated
Three months ended June 30, 2003	truckload	Logistics	Truckload	Total	office & other	totals

Revenue	$94,740	$9,854	$11,779	$116,373	$—	$116,373
Operating, selling, general & administrative expenses	87,220	9,511	11,264	107,995	859	108,854
Depreciation	1,603	77	188	1,868	19	1,887

Income (loss) from operations	$5,917	$266	$327	$6,510	$(878)	5,632
Interest expense, net						(489)
Loss on sale of fixed assets						(189)
Income taxes						1,186

Net income						$3,768

	Less-than-				Corporate	Consolidated
Six months ended June 30, 2002	truckload	Logistics	Truckload	Total	office & other	totals

Revenue	$185,512	$23,681	$26,629	$235,822	$—	$235,822
Operating, selling, general & administrative expenses	172,464	22,986	25,316	220,766	2,783	223,549
Depreciation	3,719	171	273	4,163	32	4,195

Income (loss) from operations	$9,329	$524	$1,040	$10,893	$(2,815)	8,078
Interest expense, net						(2,848)
Loss on sale of fixed assets						(424)
Income taxes						1,005

Net income						$3,801

	Less-than-				Corporate	Consolidated
Three months ended June 30, 2002	truckload	Logistics	Truckload	Total	office & other	totals

Revenue	$95,585	$12,158	$13,833	$121,576	$—	$121,576
Operating, selling, general & administrative expenses	88,008	11,733	13,129	112,870	1,104	113,974
Depreciation	1,778	87	124	1,989	16	2,005

Income (loss) from operations	$5,799	$338	$580	$6,717	$(1,120)	5,597
Interest expense, net						(1,418)
Loss on sale of fixed assets						(135)
Income taxes						1,136

Net income						$2,908

CORPORATE DIRECTORY

Directors

Carl J. Cook
Decisions Inc. L.L.C.

G. Mark Curry
President
Revmar Inc.

Rick E. Gaetz
President & Chief Executive Officer
Vitran Corporation Inc.

Albert Gnat, Q.C.
Senior Partner
Lang Michener

Anthony F. Griffiths
Independent Consultant
& Corporate Director

Richard D. McGraw
President
Lochan Ora Group of Companies

Graham W. Savage
Managing Director
Callisto Capital LP

Corporate Officers

Richard D. McGraw
Chairman

Rick E. Gaetz
President & Chief Executive Officer

Kevin A. Glass
Vice President Finance &
Chief Financial Officer

Corporate Executive Office

Vitran Corporation Inc.
185 The West Mall
Suite 701
Toronto, Ontario
Canada M5J 2M4
Tel: (416) 596-7664
Fax: (416) 596-8039

Operating Headquarters

Canadian LTL Office
Vitran Express Canada
751 Bowes Road
Concord, Ontario
Canada L4K 5C9
Tel: (416) 798-4965
Fax: (416) 798-4753

Canada/United States
Logistics Office
Vitran Logistics
751 Bowes Road
Concord, Ontario
Canada L4K 5C9
Tel: (416) 798-4965
Fax: (905) 738-4140

United States LTL Office
Vitran Express Inc.
6500 East 30th Street
Indianapolis, Indiana
U.S.A. 46219
Tel: (317) 803-6400
Fax: (317) 543-1230

United States Truckload Office
Frontier Transport Corporation
1560 W. Raymond Street
Indianapolis, Indiana
U.S.A. 46221
Tel: (317) 636-1641
Fax: (317) 634-0321

Stock Exchange Listings

The Toronto Stock Exchange
Stock Symbol: VTN.A
The American Stock Exchange
Stock Symbol: VVN